Exhibit 99.1

OBOOK Holdings Inc. (OWLS) Debuts OwlPay Cash to Digitize the Estimated $230 Billion U.S. Outbound Remittance Economy

The mobile-first app extends institutional-grade settlement to retail users; capturing just 1% of the initial launch markets would represent $1 billion in annual transaction volume

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OwlTing

Arlington, Virginia, United States, February 17, 2026 – OBOOK Holdings Inc. (NASDAQ: OWLS) (“OwlTing” or the "Company"), a global fintech company operating as the OwlTing Group, today announced the official debut of OwlPay Cash1. The app has been submitted for review and is expected to become available on the Apple App Store and Google Play upon completion of standard platform approval processes. This mobile-first interface represents the deployment of the Company’s institutional-grade payment infrastructure directly to retail users, bringing speed, pricing certainty, and operational efficiency to the estimated $230 billion U.S. outbound remittance economy2.

1 All money transmission services in the United States are provided by OwlTing USA, Inc. (NMLS ID: 2324336), a wholly owned subsidiary of OBOOK Holdings Inc.

2 According to Niskanen Center, “The 1% U.S. remittance levy: Impacts on Mexico & India”, please see https://www.niskanencenter.org/the-1-u-s-remittance-levy-impacts-on-mexico-india/

The initial rollout prioritizes five high-volume corridors: Mexico, India, Colombia, Peru, and Argentina. Following this launch, the Company plans to progressively expand the service to a total of 26 regions globally3, leveraging Visa Direct to enable payments in local currencies directly to eligible bank accounts. By integrating direct digital payment rails, OwlPay Cash addresses the fragmentation of legacy remittance networks, offering a unified solution that optimizes settlement times and cost structures for cross-border transactions.

OwlPay Cash is engineered to capture volume in the world’s most active payment channels. The combined annual remittance flows from the United States to the Company’s five initial launch markets exceed $100 billion4. Capturing just 1% market share across these priority corridors would represent approximately $1 billion in annual transaction volume. Remittance transactions are typically recurring in nature, driven by essential monthly or bi-weekly family support flows. Within this high-frequency environment, scalable digital infrastructure can support predictable, repeat transaction volume once customer acquisition stabilizes.

“The remittance market is large, recurring, and structurally inefficient,” said Darren Wang, Founder and CEO at OwlTing Group. “By leveraging our scalable digital infrastructure, we are entering a $230 billion opportunity to offer institutional-grade pricing to everyday users. We are proving that protecting the hard-earned wages of our users and building a high-growth financial product are aligned goals.”

To achieve this, the App addresses specific liquidity needs in each market:

3 Key Regions include Canada, Argentina, Colombia, Peru and Mexico in the Americas; Austria, Belgium, France, Germany, Greece, Hungary, Italy, Lithuania, Monaco, Netherlands, Portugal, Slovakia, Slovenia, Spain and Poland in Europe; and Hong Kong, India, Japan, Malaysia, Singapore and South Korea in Asia.

4 According to combined statistics from The World Bank, BBVA Research, central banks from OwlPay Cash’s five initial launch markets.

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India: Serving a tech-savvy community of 5.2 million Indian residents in the U.S.5, OwlPay Cash leverages real-time domestic payment rails and central bank-backed settlement systems. This integration enables near-instant settlement for the India corridor, ensuring critical funds are available to beneficiaries within seconds.
●
Mexico: In 2024, remittances from the U.S. to Mexico reached an estimated $62.5 billion, accounting for over 3.5% of the country's GDP6. OwlPay Cash facilitates rapid same-day delivery, typically clearing funds within three hours. This efficiency provides a reliable digital alternative to physical agents for the 11 million Mexican residents in the U.S. 7
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Latin America (Colombia, Peru, Argentina): The U.S. is a critical lifeline for this region, accounting for 53% of remittances to Colombia, 42% to Peru, and 27% to Argentina8. OwlPay Cash focuses on settlement predictability in these areas. By facilitating Intraday or T+1 delivery, the App allows recipients to access and utilize funds before exchange rates fluctuate, preserving the purchasing power of every dollar sent.

OwlPay Cash challenges the legacy banking model by eliminating opaque intermediary fees. By leveraging direct digital rails, the App can significantly reduce transaction costs compared to traditional SWIFT wire transfers9, and is paired with institutional-grade clarity features:

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“Total Cost” Calculator: The App features a dynamic Transfer Calculator that displays the FX rate and the exact final sum the recipient will receive before execution. This "what you see is what you get" model empowers users to make informed financial decisions.
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Streamlined Recipient Management: Designed for recurring family support, the App includes a secure beneficiary management system, allowing for one-tap execution of repeat transfers to reduce friction and manual errors.

5 According to Pew Research Center “Facts about Indians in the U.S.”, please see https://www.pewresearch.org/race-and-ethnicity/fact-sheet/asian-americans-indians-in-the-u-s/

6 According to Niskanen Center “The 1% U.S. remittance levy: Impacts on Mexico & India”, please see https://www.niskanencenter.org/the-1-u-s-remittance-levy-impacts-on-mexico-india/

7 According to Pew Research Center “What the data says about immigrants in the U.S.”, please see https://www.pewresearch.org/short-reads/2025/08/21/key-findings-about-us-immigrants/#:~:text=As%20of%20mid%2D2023%20%E2%80%93%20the,22%25%20of%20all%20immigrants%20nationally.

8 According to BBVA Research “Latam | Remittances to Argentina, Peru and Colombia”, please see https://www.bbvaresearch.com/en/publicaciones/latam-remittances-to-argentina-peru-and-colombia/#:~:text=The%20United%20States%20accounts%20for,below%20the%2011.6%20million%20Mexicans.

9 Availability may vary by corridors and is subject to change. Please contact the OwlPay Support team for details.

OwlPay Cash leverages the reach of Visa Direct, connecting to over 11 billion endpoints globally, with the regulated settlement framework of Cross River Bank. This dual foundation ensures predictable settlement timelines to eligible bank accounts across the Company's expanding service map, while maintaining the robust regulatory compliance in 41 U.S. states10 and ISO 27001 certification for data security.

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About OBOOK Holdings Inc.

OBOOK Holdings Inc. is a global fintech company operating as the OwlTing Group. The Company was founded and is headquartered in Taiwan, with subsidiaries in the United States, Japan, Poland, Singapore, Hong Kong, Thailand, and Malaysia. The Company operates a diversified ecosystem across payments, hospitality, and e-commerce. In 2025, according to CB Insights’ statistics, OwlTing was ranked among the top 2 global players in the “Enterprise & B2B” category in the digital currency sector. The Company’s mission is to use distributed ledger technology to provide businesses with more reliable and transparent data management, to reinvent global flow of funds for businesses and consumers and to lead the digital transformation of business operations. To this end, the Company introduced OwlPay, a Web2 and Web3 hybrid payment solution, to empower global businesses to operate confidently in the expanding digital currency economy. For more information, visit https://www.owlting.com/portal/?lang=en.

Safe Harbor Statement

Certain statements in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s current expectations and projections about future events that the Company believes may affect its financial condition, results of operations, business strategy, and financial needs. Investors can identify these forward-looking statements by words or phrases such as “may,” “could,” “will,” “should,” “would,” “expect,” “plan,” “aim,” “intend,” “anticipate,” “believe,” “estimate,” “predict,” “likely,” “potential,” “project,” or “continue,” or the negative of these terms or other comparable terminology. The Company undertakes no obligation to publicly update or revise any forward-looking statements to reflect subsequent events or circumstances, except as required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot guarantee that such expectations will prove correct. The Company cautions investors that actual results may differ materially from those anticipated and encourages investors to review other factors that may affect its future results in the Company’s registration statement filed with and declared effective by the SEC and other filings with the SEC, available at www.sec.gov.

OBOOK Holdings Inc. Media Relations

pr_office@owlting.com

OBOOK Holdings Inc. Investor Relations

ir@owlting.com

10 As of January 2026, OwlTing Group has obtained MTL licenses or their equivalent in 40 U.S. states and is applying for licenses in additional states. The Company has now expanded its regulatory footprint in 41 U.S. States. For a list of U.S. licenses obtained, please see https://www.owlting.com/owlpay/licenses?lang=en.